Mail Stop 6010

      June 23, 2006

Via Facsimile and U.S. Mail

Mr. David M. Sindelar
Chief Executive Officer
Viasystems, Inc.
101 South Hanley Road
St. Louis, MO   63105


	Re:	Viasystems, Inc.
		Form 10-K for the year ended December 31, 2005
Filed March 31, 2006
      File No. 333-29727


Dear Mr. Sindelar:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management`s Discussion and Analysis

General

1. In future filings, to enhance an investor`s understanding of your results, please revise MD&A to provide a discussion of revenues, profitability, and the cash needs of each segment. Refer to Item 303(a) of Regulation S-K and Section 501.06.a. of the Financial Reporting Codification.

Critical Accounting Policies and Estimates

2. In future filings, please refer to FR-72 and SEC Release No.
33-
8098 and revise the discussions of each critical accounting estimate to address the following:
* Provide information regarding how you arrived at the estimate;
* How accurate the estimate or assumption has been in the past;
* How much the estimate or assumption has changed in the past; and
* Whether the estimate or assumption is reasonably likely to change in the future.


Year Ended December 31, 2004 compared to Year Ended December 31,
2005

Restructuring, Impairment Charges and Losses on the Dispositions of
Businesses

3. We note your cross-reference to Note 11 of the consolidated financial statements. Please refer to SAB Topic 5-P.4 and, in future filings, please provide a discussion in MD&A that addresses the following:
* Quantify the expected effects on future earnings and cash flows resulting from the exit plan - for example, reduced depreciation, reduced employee expense, etc..
* Disclose the initial period in which you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues.
* Identify the income statement line items to be impacted - for example, cost of sales; marketing; selling, general and administrative expenses; etc.
* Discuss whether the actual savings anticipated by the exit plan are achieved and describe how the outcome will likely impact future operating results and liquidity.


Note 1 - Basis of Presentation and Summary of Significant
Accounting
Policies

4. We note in the "Markets and Customers" section that you provide services such as design and photo-typing, after sales support and supply chain management. In future filings, if greater than 10% of total sales, please revise the statement of operations to present service revenues separately on its face.

5. In addition, please revise your revenue recognition policy in future filings to clearly describe when you recognize revenue for each type of service. Address how you account for any services bundled with products.

6. Please revise future filings to provide the earnings (loss) per share disclosures required by SFAS 128 or include a note to the financial statements that explains why you have not provided the information.


Form 10-Q for the quarter ended March 31, 2006

Note 1 - Basis of Presentation, page 5

Employee Stock-based Compensation, page 6

7. Please revise your next Form 10-Q to provide the disclosures required by paragraphs 64, 65, 84 and A240-242 of SFAS 123(R). As discussed in SAB Topic 14-H, these disclosures should have been included in the first interim period in which you adopted the standard.

8. In addition, please revise your next Form 10-Q to address the following:
* We note that you are applying the modified prospective method. Please disclose that your financial statements for the prior interim periods and fiscal years will not reflect any restated amounts.
* Revise MD&A to highlight the effects of differences between the accounting for share-based payment arrangements before and after the adoption of Statement 123(R) and changes to share-based payment arrangements.
* Include material qualitative and quantitative information about any of the items outlined in SAB Topic 14-M, as well as other information that could affect comparability of financial statements from period to period.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3671 if you have questions regarding these comments.

							Sincerely,


      Martin F. James
					  		Senior Assistant Chief
Accountant

Mr. David M. Sindelar
Viasystems, Inc.
June 23, 2006
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